GIORDANO

03 MAR 17 AM 7:21

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

BY COURIER

March 14, 2003

03007821

Securities and Exchange Comr
Office of International Corpor
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

SUPPL

Dear Sirs,

Re: Giordano International Limited (the "Company") – Sec File No. 82-3780

We enclose the Company's announcement regarding the final results for the year ended December 31, 2002 which was published today for your attention.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Encl.

LA/mc

dlw 4/7

(Page 1)

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002

RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2002, together with the comparative figures for the previous year, as follows:

(In HK$ millions except earnings per share)	*Note*	2002	2001
Turnover	2	$3,588	$3,479
Cost of sales		(1,911)	(1,935)
Gross profit		1,677	1,544
Other revenue		98	127
Distribution expense		(994)	(928)
Administrative expense		(155)	(137)
Other operating expense		(251)	(234)
Operating profit	2,3		
– Existing markets		402	378
– Germany market	2(b)	(27)	(6)
		375	372
Finance expense		(4)	(4)
Share of profits of associated companies		85	99
Profit before taxation		456	467
Taxation	4	(91)	(79)
Profit after taxation		365	388
Minority interests		(24)	(11)
Profit attributable to shareholders		$ 341	$ 377
Dividends	5	$ 274	$ 202
Earnings per share	6		
Basic		23.7 HK cents	26.3 HK cents
Diluted		23.5 HK cents	26.0 HK cents

Notes:

1. **Principal accounting policies**

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial statements are prepared under the historical cost convention.

In the current year, the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting years commencing on or after January 1, 2002:

4. **Taxation**

The provision for taxation of the Company and its Hong Kong subsidiaries is calculated by applying the current rate of taxation of 16.0 percent (2001: 16.0 percent) to the estimated assessable profits earned in or derived from Hong Kong during the year. Taxation on the profits of other subsidiaries operating overseas is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	2002	2001
Company and subsidiaries		
Hong Kong profits tax	$18	$16
Overseas taxation	44	33
Associated companies		
Overseas taxation	29	30
	$91	$79

5. **Dividends**

(In HK$ millions)	2002	2001
Interim dividend – 4.5 HK cents (2001: 4.5 HK cents) per share	$ 65	$ 65
Final dividend – proposed after balance sheet date of 4.5 HK cents (2001: 4.5 HK cents) per share	65	65
Special dividend – proposed after balance sheet date of 10.0 HK cents (2001: 5.0 HK cents) per share	144	72
	$274	$202

6. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the consolidated profit attributable to shareholders for the year of HK$341 million (2001: HK$377 million).

The basic earnings per share is based on the weighted average of 1,438,649,229 shares (2001: 1,434,774,732 shares) in issue during the year.

The diluted earnings per share is based on 1,438,649,229 shares (2001: 1,434,774,732 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 13,394,797 shares (2001: 17,928,933 shares) deemed to be issued if all outstanding share options granted under the share option scheme of the Company had been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Turnover

For the fiscal year ended December 31, 2002, total turnover increased 3.1 percent, to HK$3,588 million (2001: HK$3,479 million).

Sales of the Retail and Distribution Division, which accounted for 94.1 percent of the Group's total turnover, amounted to HK$3,375 million (2001: HK$3,262 million). This represented a year-

EBITDA edged down by 1.5 percent year-on-year to amount to HK$573 million (2001: HK$582 million). Decline in EBITDA was mainly due to losses from the new markets. If Japan and Germany markets were excluded, EBITDA would have increased 3.3 percent over the prior year. EBITDA margin was 16.0 percent, 0.7 percentage point lower than the 16.7 percent recorded in 2001. If new markets were excluded, the EBITDA margin would have been 17.4 percent, almost flat at last year's level (2001: 17.2 percent).

Profit Attributable to Shareholders

Profit attributable to shareholders amounted to HK$341 million (2001: HK$377 million), represented a 9.5 percent decline from the previous year. If new markets were excluded, profit attributable to shareholders would have decreased by 1.1 percent. Performance of our Korean operation was less than satisfactory which resulted in a year-on-year decline in share of profits of associated companies. Minority interests increased by more than two-folds, mainly due to strong performances of our Indonesian operation and a non-wholly owned subsidiary in the manufacturing division.

The Group's effective tax rate increased from 16.9 percent in 2001 to 20.0 percent. If losses from the two loss-making markets, namely Japan and Germany, were excluded, effective tax rate would have been 18.2 percent for the year ended December 31, 2002. Higher tax rate was mainly attributable to increased profit contribution from the Southeast Asian markets with relatively higher tax rates. Future effective tax rate will be dependent on the composition of profit contribution from the Group's various markets.

Cash Flow

Cash inflow from operating activities increased to HK$481 million in 2002 from HK$379 million in 2001. The HK$117 million decrease in trade receivables, other receivables, deposits and prepayments in 2002 contrasted with the HK$75 million increase in the same account in 2001. Decrease in accounts receivable was largely due to the redemption of tax certificates after the settlement of a tax claim with the Hong Kong Inland Revenue Department. The improvement in cash flow was partly offset by the HK$95 million decrease in trade payables, other payables and accruals in 2002 compared with HK$30 million increase in payables and accruals in 2001. Due to our healthy cash position, Management opted to voluntarily shorten the payment terms with our suppliers. In addition, due to increased adoption of the just-in-time system among the Group, a high proportion of products were shipped only when needed. The initiatives above led to a lower payable account at year-end.

Cash outflow from investing activities decreased to HK$150 million in 2002 from HK$248 million in the prior year. The decrease was largely due to the absence of payment for leasehold commitment and prepayment of long-term lease from the previous year. In 2002, HK$100 million was used to secure a nine-year long-term lease for the premises of our second flagship store in Hong Kong.

Cash outflow from financing activities increased to HK$268 million

Earnings per share	6		
Basic		**23.7 HK cents**	26.3 HK cents
Diluted		**23.5 HK cents**	26.0 HK cents

Notes:

1. **Principal accounting policies**

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial statements are prepared under the historical cost convention.

In the current year, the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting years commencing on or after January 1, 2002:

SSAP 1 (revised) :	Presentation of financial statements
SSAP 11 (revised) :	Foreign currency translation
SSAP 15 (revised) :	Cash flow statements
SSAP 33	Discontinuing operations
SSAP 34	Employee benefits

The Group has adopted these new and revised standards in the accounting policies, and such adoption has no material impact on the prior years' accounts.

2. **Turnover and segment information**

(a) An analysis of the Group's turnover and operating profit by business segments is as follows:

	2002		2001	
(In HK$ millions)	**Turnover**	**Operating profit**	Turnover	Operating profit
Retail and distribution	**$3,375**	**$310**	$3,262	$297
Manufacturing	**759**	**54**	727	57
Other operation	**–**	**6**	–	12
Eliminations	**(546)**	**5**	(510)	6
	$3,588	**$375**	$3,479	$372

The geographical segments of the Group's turnover are as follows:

(In HK$ millions)	**2002**	2001
Mainland China	**$ 862**	$ 808
Hong Kong	**784**	775
Taiwan	**677**	746
Singapore	**372**	330
Korea	**202**	243
Japan	**200**	194
Other territories *(Note 2(b))*	**491**	383
	$3,588	$3,479

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

(b) The joint venture in Germany was dissolved and the entire 23-outlet *Bluestar Exchange* chain was closed on September 30, 2002. The turnover of Germany market of HK$21 million (2001: HK$13 million) was included in the other territories.

3. **Operating profit**

The operating profit is stated after charging:

(In HK$ millions)	**2002**	2001
Depreciation of owned fixed assets	**$110**	$108
Depreciation of fixed assets held under finance leases	**3**	3
Net loss on disposal of fixed assets	**13**	3

1,434,774,732 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 13,394,797 shares (2001: 17,928,933 shares) deemed to be issued if all outstanding share options granted under the share option scheme of the Company had been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Turnover

For the fiscal year ended December 31, 2002, total turnover increased 3.1 percent, to HK$3,588 million (2001: HK$3,479 million).

Sales of the Retail and Distribution Division, which accounted for 94.1 percent of the Group's total turnover, amounted to HK$3,375 million (2001: HK$3,262 million). This represented a year-on-year growth of 3.5 percent.

The Manufacturing Division registered a 4.4 percent growth from the previous year in sales before elimination of inter-segment sales, to HK$759 million (2001: HK$727 million). Sales after elimination of inter-segment sales was HK$213 million (2001: HK$217 million), a 1.8 percent decrease from the prior year.

Gross Profit

Gross profit increased 8.6 percent over 2001, to HK$1,677 million (2001: HK$1,544 million). By the end of the fiscal year, gross profit margin expanded by 230 basis points to 46.7 percent (2001: 44.4 percent).

Amid the weak consumer sentiment and deflationary environment, Management reiterated the strategy of margin expansion through offering meaningfully differentiated and high value-added merchandise for the *Giordano* brand and enhancing sourcing capabilities for the *Bluestar Exchange* brand.

Distribution, Administrative and Other Operating Expenses

Total operating expenses were HK$1,400 million (2001: HK$1,299 million), up 7.8 percent year-on-year. When new markets were excluded from the calculation, total operating expenses would have increased 5.0 percent over the prior year. Distribution expense, totaling HK$994 million (2001: HK$928 million), rose 7.1 percent from 2001. In 2002, shop occupancy charges increased 9.9 percent and shop staff cost grew 5.6 percent, mainly due to trading area expansion and rental hikes in certain markets. Administrative expense rose 13.1 percent to HK$155 million (2001: HK$137 million). The increase was largely attributable to new outlet openings and the impact of the two new markets operating for the full year.

Other operating expense increased from HK$234 million in 2001 to HK$251 million in 2002, up 7.3 percent year-on-year. The closure of the *Bluestar Exchange* operations in Germany at the end of September resulted in a HK$10 million fixed assets write-off and incidental costs from cessation of business.

Operating Profit and Earnings before Interest, Taxation, Depreciation and Amortization Expense (EBITDA)

Operating profit amounted to HK$375 million, up 0.8 percent from 2001's HK$372 million. If new markets were excluded, operating profit would have increased by 9.0 percent. Fiscal year 2002 was the maiden year to book the full 12 months of operating losses in Japan.

Operating profit from the Retail and Distribution Division was HK$310 million (2001: HK$297 million), representing 82.7 percent (2001: 79.8 percent) of the Group's operating profit.

Operating margin remained almost at the same level as that of 2001 (2002: 10.5 percent; 2001: 10.7 percent). However, when new markets were excluded, operating margin would have increased to 11.9 percent, from 11.2 percent recorded in 2001.

cash flow was partly offset by the HK$95 million decrease in trade payables, other payables and accruals in 2002 compared with HK$30 million increase in payables and accruals in 2001. Due to our healthy cash position, Management opted to voluntarily shorten the payment terms with our suppliers. In addition, due to increased adoption of the just-in-time system among the Group, a high proportion of products were shipped only when needed. The initiatives above led to a lower payable account at year-end.

Cash outflow from investing activities decreased to HK$150 million in 2002 from HK$248 million in the prior year. The decrease was largely due to the absence of payment for leasehold commitment and prepayment of long-term lease from the previous year. In 2002, HK$100 million was used to secure a nine-year long-term lease for the premises of our second flagship store in Hong Kong.

Cash outflow from financing activities increased to HK$268 million in 2002 from HK$172 million in 2001. During the year, the Group repaid HK$71 million of its bank loans. In the meantime, the Group borrowed HK$23 million of new loan compared to HK$47 million in 2001.

Liquidity and Capital Resources

As at December 31, 2002, cash and bank deposits amounted to HK$667 million (2001: HK$579 million).

The Group's working capital increased from HK$798 million in 2001 to HK$861 million in 2002. This led to a major improvement in current ratio, from 2.3 times in 2001 to 2.8 times in 2002.

At the end of the year, the Group's inventory totaled HK$252 million, down from the HK$283 million recorded in 2001's year-end. With our Management's zealous efforts in enhancing the Group's inventory management, our inventory turnover on sales improved to 26 days in 2002, from 30 days in 2001.

As at December 31, 2002, the Group's long-term portion of the finance lease amounted to HK$5 million (2001: HK$10 million). This outstanding liability is denominated in Renminbi at an interest rate of 12.0 percent per annum until 2005. Total liabilities amounted to HK$485 million, down from HK$625 million in 2001. Shareholders' equity was HK$1,868 million, compared with HK$1,695 million recorded in 2001's year-end. This resulted in a debt to equity ratio of 26.0 percent (2001: 36.9 percent).

As part of the Group's risk management policy, it has entered into agreements for forward purchases of foreign currencies during the normal course of business. As at December 31, 2002, the total outstanding foreign exchange contracts purchased with banks amounted to HK$15 million (2001: HK$31 million). In addition, selective markets continue to resort to local sourcing, where appropriate, as a means to reduce foreign currency risk.

Due to lower store-opening activities during the year, capital expenditure amounted to a mere HK$80 million (2001: HK$125 million). The expenditure represented 16.6 percent (2001: 33.0 percent) of net cash inflow from operating activities.

The Group had financing facilities totaling HK$704 million at the end of the year (2001: HK$748 million), of which HK$54 million of the revolving loan facility had been drawn and was outstanding. As at December 31, 2002, the Group had contingent liabilities of HK$47 million (2001: HK$60 million), incurred in the normal course of business.

Human Resources

On December 31, 2002, the Group had approximately 8,000 employees. The senior management team consisted of 12 people, in which about half of them had been with the Group for over eight years.

The Group offers share options to majority of the senior managers, as a means to reward and retain high caliber of the management team. In the meantime, competitive remuneration packages and goal-oriented bonuses are paid to different levels of staff.

Highlights of the Retail and Distribution Division

Turnover of the Retail and Distribution division grew 3.5 percent to HK$3,375 million (2001: HK$3,262 million). Sales growth was mainly led by operations in Mainland China, Hong Kong and Singapore, as well as the other smaller markets.

During the year, comparable store sales declined 1.8 percent from the previous year, while comparable store gross profit was flat. This demonstrated the effectiveness of the Group's strategy of focusing on margin expansion.

In 2002, *Giordano Core Line* achieved a 2.5 percent retail turnover growth compared to the previous year. All markets experienced year-on-year sales improvement during the year, except Hong Kong and Taiwan. Hong Kong sales slipped 2.5 percent mainly due to the closure of one of the key contributing stores, the Capitol Centre shop, for seven months. In Taiwan, sales declined on the back of tough retail market. Retail gross margin of the *Giordano Core Line* increased 1.3 percentage points. All markets achieved gross margin improvement during the year.

Turnover of *Giordano Ladies* increased 11.8 percent and gross profit margin fell 2.3 percentage points when compared to 2001's. Sales growth was mainly driven by the Mainland China market, where the brand had gradually accumulated a group of loyal customers. Gross profit margin was mainly dragged down by clearing activities in Taiwan in the middle of the year and in Mainland China towards the end of the year.

Bluestar Exchange's turnover jumped 27.0 percent on the back of high organic growth in Hong Kong, and higher store counts in Germany and Taiwan compared to 2001. Gross profit margin fell 1.0 percentage point, mainly attributable to clearance sales in Germany due to discontinuation of business.

Mainland China

Turnover grew 5.9 percent to HK$856 million (2001: HK$808 million). Sales started to slow down in the fourth quarter, largely attributable to non-seasonally warm weather in November and December, as well as intensified price competition. Sales per square foot fell to HK$4,000 in 2002 from HK$4,700 in 2001. New stores that were added to the system during the year had not yet reached the optimal efficiency level.

The retail market was overheated in Mainland China. Upon Mainland China's entry into the World Trade Organization, many new retailers rushed into the market to capitalize on the rising affluence of the Chinese population. Many of these late comers have relatively strong financial backing. They have been bidding up staff cost as well as rental cost, mainly in the major cities' prime shopping areas. Escalated costs had inevitably put pressure on the operating profit margin.

As part of the Group's multi-branding strategy, the Group launched the *Bluestar Exchange* line in Mainland China and opened nine outlets in the last quarter of the year. While the *Giordano Core Line* focuses on offering high value-added products, the *Bluestar Exchange* line focuses on value-for-money products catered for the budget conscious group.

Mainland China will remain as one of the Group's major earnings drivers in the medium term. We will continue to expand our *Giordano Core Line*'s distribution network by opening new self-managed stores mainly in the tier one cities and authorized dealers' outlets principally in the second and third tier cities. We will continue to work closely with our authorized dealers. An extensive incentive program was introduced to help to boost performance of the authorized dealer [illegible]

After the line's major roll-out in these two years, some of *Bluestar Exchange's* products are gradually gaining recognition in the local market. In the second half of the year, three new outlets were opened. Management will continue to expand its distribution network, mainly through hypermarkets.

Management believed the declining trend will be captured in 2003. The team will focus on meaningfully differentiated products by taking advantage of the global product development platform.

Singapore

Turnover rose 12.7 percent to HK$372 million, from HK$330 million in 2001. Sales improved significantly in October and November when people shopping ahead of the implementation of the Goods and Services Tax in December. Comparable store sales growth improved from -13.4 percent in 2001 to -7.0 percent in 2002. The negative performance was largely due to changes in the shopping catchment area. Increase in the number of shopping malls resulted in diluted foot traffic in the existing shops.

During the year, some of the smaller shops were replaced by some bigger format and better image shops. Despite the volatile economy and fickle consumer sentiment, many Asian and European retailers rushed or expanded into the market aggressively in the second half of the year. Influx of the new comers had inevitably bided up rental costs in the major shopping areas.

Management expects 2003 to be another difficult year. With sustained high unemployment rate, consumer sentiment is likely to remain weak. This would limit the scope for retailers to pass on the Goods and Services Tax hike to customers. In order to sustain high gross margin, Management would work harder on providing meaningfully differentiated and high value-added products.

New Markets

Japan

Three new outlets were opened in October. Two of them are located in Tokyo and one in Osaka. Unlike the first four stores, these new ones have much smaller store formats, about 1,500 square feet each, and rental payments are linked to sales performance. Performance of these new outlets have been meeting Management's expectation. Sales of the other four existing stores started to pick up in the fourth quarter. In 2003, the shop located in the Universal Studio (Japan) shopping mall will be relocated into a higher traffic but smaller format location. The shop located in Harajuku is likely to be re-formatted in order to reduce fixed costs. Management is confident that the *Giordano* brand and product quality will gain a high level of recognition in the market in the near term. A prudent expansion plan is planned for 2003.

Germany

The joint venture in Germany was dissolved and the entire 23-outlet *Bluestar Exchange* chain was closed on September 30, 2002. Management made a prudent decision to cut losses at an early stage due to recognition of the inappropriate distribution channel. The discontinuation of operation incurred a HK$10 million non-recurring costs. The brief 18 months of operation in Germany allowed Management to establish good relationships with some European retailers and suppliers, which will be beneficial for the Group's future expansion in Europe. Going forward, Management will be very cautious towards Europe expansion, despite frequent enquiries.

Joint Ventures

Korea

Outlook

Looking into 2003, Management expects an even tougher business environment compared to the previous two years. Economies and consumer sentiment will be worsened if the United States and Iraq go into war. In view of a shrinking customer demand pie in the region, the Group has to work harder to gain customer share from other retailers. Sustaining our leading position in the established markets, enhancing the Group's profitability, and developing new markets are crucial to the Group's longevity. In 2003, Management will focus on the following:

(1) Better merchandise and tighter inventory control

Product development teams need to be very alert to changes in consumer tastes and adjust their merchandise in a timely basis. Product launches should be carefully planned for in order to avoid accumulation of excess inventories which will lead to product mark down. Product differentiation and tight inventory control are key for survival in the prevailing challenging retail environment. The Group will continue to adopt just-in-time and quick response systems to better control product lead time and inventory levels.

(2) Brand image enhancement

Besides offering higher value-added products, the Group will continue to enhance the visual merchandising of all shops. Our own statistics have shown that, better shopping environment and layout could help to entice customers to spend more time and money in our shops. An on-going shop portfolio enhancement program will ensure that shops located in a non-targeted population will be phased out. In the established markets, smaller format shops will be replaced by larger format ones and flagship stores will be established wherever appropriate. In Hong Kong, the second flagship store was opened in late September which should help to boost Hong Kong's performance in 2003. In Mainland China, a flagship store will be opened in one of the prominent shopping districts in Shanghai towards the end of 2003. In Singapore, bigger format stores were opened in the key shopping areas while some of the smaller shops in the residential areas will be consolidated. In addition, the Group will also allocate sufficient advertising and promotion budget in brand building campaigns.

(3) Improving performance of the younger markets

After operating in Australia for approximately three years, the operations turned into profits in 2002. In 2003, Management will continue to penetrate into the mainstream population and better entrench the *Giordano* brand in the minds of the Australians. In Japan, operating losses incurred to date are within budget. With the existing seven stores, the Group will seek to expand the network in Tokyo and Osaka carefully. In the meantime, Management will modify shop formats of the existing stores.

(4) Better usage of information technology

Upon the refinement of the global information technology platform, all markets can access their respective real time sales figures and inventory levels. This new and improved system includes an alert feature, whereby respective users will be reminded of potential merchandise or inventory problem at an early stage. With proper data mining, Management and staff can better understand customers' tastes and buying patterns. This should help the sales team to serve customers more effectively and the product development team to respond more rapidly to changes in customers' preferences. In addition, with the data

ıs part of the Group's multi-branding strategy, the Group launched ıe *Bluestar Exchange* line in Mainland China and opened nine outlets ı the last quarter of the year. While the *Giordano Core Line* focuses n offering high value-added products, the *Bluestar Exchange* line ocuses on value-for-money products catered for the budget conscious roup.

Mainland China will remain as one of the Group's major earnings rivers in the medium term. We will continue to expand our *Giordano Core Line*'s distribution network by opening new self-managed stores nainly in the tier one cities and authorized dealers' outlets principally n the second and third tier cities. We will continue to work closely vith our authorized dealers. An extensive incentive program was ntroduced to help to boost performance of the authorized dealer hops. In 2003, the Group will continue to consolidate the non-performing Authorized Dealer shops. In 2002, 17 of them were onverted into self-managed shops.

Management will continue to develop the *Giordano Ladies* line in he bigger cities. Initial responses to the niche line have been well-eceived. Management will be more prudent in store expansion plan n the near term. The Group plans to add about 30 new outlets under he *Giordano Core Line* and about 40 or more new *Bluestar Exchange* tores in 2003. In 2002, there was a net addition of 71 outlets to the ystem in aggregate.

Hong Kong

Turnover amounted to HK$776 million (2001: HK$760 million), which was 2.1 percent higher than that of the previous year. During the year, all lines experienced gross margin enhancement.

One of the major sales contributors to the *Giordano Core Line*, the Capitol Centre shop, was closed for renovation for seven consecutive months during the year. This largely resulted in a 2.5 percent year-on-year decline in sales for the line. The Capitol Centre shop was re-opened on September 28, 2002. It is now revamped into the second flagship store in Hong Kong. Located in one of the busiest shopping districts in Hong Kong, the shop continued to enjoy very high traffic flow since its re-opening.

Turnover of *Giordano Ladies* increased 3.1 percent compared to that of 2001. Gross margin improved on successful product launches which minimized mark down activities. During the year, there was a net closure of two non-performing shops.

Bluestar Exchange recorded a 24.0 percent turnover growth over the prior year. After breaking even towards the end of 2001, the line started to contribute meaningful profits to the Group's bottom line in 2002. Five shops were opened in 2002, of which four of them were added in the fourth quarter of the year. *Bluestar Exchange* will continue to solidify its position in the value-for-money market segment.

Taiwan

Turnover declined 9.2 percent to HK$677 million (2001: HK$746 million). Macro environment remained to be bleak. Unstable political front coupled with high unemployment rate further dampened consumer sentiment. New product strategy had taken more time than expected to work through the organization for effective implementation; which partly explained the subdued sales performance. However, gross margin improved by nearly one percentage point due to less price promotions and higher average retail price.

As part of the shop portfolio enhancement program, during the year, there was a net closure of four outlets under the *Giordano Core Line*. During the same year, one *Giordano Ladies* shop was closed.

Giordano Ladies had successfully built a distinctive market position in Taiwan. It stands out from the rest of the peers for its high quality products and intimate services. By solidifying its local management team, Management is confident that it can deliver even better results in 2003.

The joint venture in Germany was dissolved and the entire 23-outlet *Bluestar Exchange* chain was closed on September 30, 2002. Management made a prudent decision to cut losses at an early stage due to recognition of the inappropriate distribution channel. The discontinuation of operation incurred a HK$10 million non-recurring costs. The brief 18 months of operation in Germany allowed Management to establish good relationships with some European retailers and suppliers, which will be beneficial for the Group's future expansion in Europe. Going forward, Management will be very cautious towards Europe expansion, despite frequent enquiries.

Joint Ventures

Korea

Turnover stayed almost at the same level as that of last year. Coupled with a slower economy and weakening consumer confidence, consumer spending started to contract dramatically in the fourth quarter. Competition also stepped up, from predominantly local brands to the recent foreign entrants. Price promotions were more commonly offered by other retailers than before. In 2003, Management will strive to sustain its leading market position and capitalize on the brand's *competitive edge through offering differentiated and innovative* products. Product development team will work harder to monitor changes in consumer tastes and modify their designs in a timely manner.

Middle East

Turnover improved 12.7 percent compared to the year before. Management is pleased with the robust sales growth amid the unstable situation in Iraq and the recent series of bombing which led to a sudden *drop in tourist arrival, especially in Dubai*. After spending lots of efforts in building the brand in the Middle East, the *Giordano* brand is now being recognized as one of the leading casual wear brands in the region. The Middle East team is one of the forerunners among the Group to practice customer relationship management to its fullest. Its success was exemplified by its recent recognition by the Government of Dubai's Customer Service Excellence Scheme as one of the most outstanding companies in customer service.

Highlights of the Manufacturing Division

The Manufacturing Division's turnover before elimination of inter-segment sales was HK$759 million (2001: HK$727 million), a 4.4 percent increase over the previous year. Gross profit margin improved by 350 basis points, mainly attributable to shifting our fabric sourcing from Hong Kong agents to fabric mills directly. Operating profit fell to HK$54 million, from HK$57 million registered in 2001. Profit contraction was mainly due to decline in commission income as the Group's intermediary role is diminishing.

In fiscal year 2002, the Manufacturing Division provided about 26 percent (2001: 24 percent) of the Retail and Distribution Division's sourcing requirement.

As part of the Group's plan to divest its manufacturing business, one of the Group's wholly-owned manufacturing companies is in the process of transforming into a trading company which provides a comprehensive range of value-added services. This transformation should have no material impact on the Group's financial statements.

The near-term strategy for the Manufacturing Division is to diversify into providing value-added services besides pure manufacturing. Management will work more closely with the clients and will help them to source raw materials by utilizing its own network. In the meantime, the team will continue to solicit long term clients in order to diversify its client base and to drive sales growth. In addition, Management will identify high-quality factories which they can use to cope with the anticipated increased orders without adding its own capacity.

Tokyo and Osaka carefully. In the meantime, Management will modify shop formats of the existing stores.

(4) Better usage of information technology

Upon the refinement of the global information technology platform, all markets can access their respective real time sales figures and inventory levels. This new and improved system includes an alert feature, whereby respective users will be reminded of potential merchandise or inventory problem at an early stage. With proper data mining, Management and staff can better understand customers' tastes and buying patterns. This should help the sales team to serve customers more effectively and the product development team to respond more rapidly to changes in customers' preferences. In addition, with the data collected, the Group can implement customer relationship management more effectively.

DIVIDENDS

The board of directors has resolved to recommend to shareholders the payment of a final dividend of 4.5 HK cents (2001: 4.5 HK cents) per share and a special dividend of 10.0 HK cents (2001: 5.0 HK cents) per share which, together with the interim dividend of 4.5 HK cents (2001: 4.5 HK cents) per share paid on September 11, 2002, make a total dividend of 19.0 HK cents (2001: 14.0 HK cents) per share for the year ended December 31, 2002. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final and special dividends will be sent by post on or about May 15, 2003 to shareholders whose names appear on the register of members of the Company as at the close of business on April 24, 2003.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on April 24, 2003. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be published on or about March 17, 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from April 22, 2003 to April 24, 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends to be approved at the forthcoming Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on April 17, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Annual Report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of the Stock Exchange in due course.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, March 13, 2003

This announcement can also be accessed through the internet at the Company's website www.giordano.com.hk.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780